SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

K-V Pharmaceutical Company
(Name of Issuer)

Class A Common Stock, $.01 Par Value
(Title of Class of Securities)

482 740 20 6
(CUSIP Number)

Phillip R. Stanton
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
 (314) 241-9090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 482 740 20 6	Schedule 13D	Page 2 of 15 Pages

(1)	Name of Reporting Person Marc S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 294,627
	(8)	Shared Voting Power 2,526,062
	(9)	Sole Dispositive Power 294,627
	(10)	Shared Dispositive Power 2,526,062
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,820,689
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 7.5%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 3 of 15 Pages

(1)	Name of Reporting Person David S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 30,375
	(8)	Shared Voting Power 1,447,535
	(9)	Sole Dispositive Power 30,375
	(10)	Shared Dispositive Power 1,447,535
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,477,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.9%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 4 of 15 Pages

(1)	Name of Reporting Person Arnold L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 306,539
	(8)	Shared Voting Power 1,000,312
	(9)	Sole Dispositive Power 306,539
	(10)	Shared Dispositive Power 1,000,312
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,851
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.5%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 5 of 15 Pages

(1)	Name of Reporting Person Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,447,847
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,447,847
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,847
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 6.5%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 6 of 15 Pages

(1)	Name of Reporting Person Thomas R. Corbett, not individually, but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 62,371
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 62,371
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 62,371
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 7 of 15 Pages

(1)	Name of Reporting Person Greg D. Kenley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,677
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,677
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 116,677
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 8 of 15 Pages

(1)	Name of Reporting Person Lisa M. Kenley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,677
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,677
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 116,677
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 9 of 15 Pages

(1)	Name of Reporting Person Joshua L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 100
	(8)	Shared Voting Power 116,147
	(9)	Sole Dispositive Power 100
	(10)	Shared Dispositive Power 116,147
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 116,247
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) .3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 20 6	Schedule 13D	Page 10 of 15 Pages

Note:  This Amendment No. 2 to Schedule 13D (this “Amendment”) amends a Schedule 13D filed on August 5, 2009 by Marc S. Hermelin, Arnold L. Hermelin, David S. Hermelin,  Lawrence Brody, Greg D. Kenley, Lisa M. Kenley, Joshua L. Hermelin, and Thomas R. Corbett  (the “Reporting Persons”), as amended (the “Original Filing”), with respect to shares of Class A common stock, $.01 par value per share (the “Class A Shares”) of K-V Pharmaceutical Company, a Delaware corporation (the “Company”).  This Amendment is being filed to disclose the Reporting Persons’ delivery to the Company of a request for a record date with respect to an Action by Written Consent of Stockholders, which request was delivered to the Company on December 10, 2009 by the Reporting Persons.  Capitalized terms used in this Amendment and not defined herein shall have the definitions given them in the Original Filing.  This Amendment amends the Original Filing only as expressly set forth herein.

1.  Item 5 of the Original Filing is hereby amended and supplemented with the following:

As of the date on which this schedule was filed, the Reporting Persons beneficially own an aggregate of 3,336,751 Class A Shares, which represents 8.8% of the Company’s issued and outstanding Class A Shares as of September 11, 2009, the last date for which the Company has disclosed the number of outstanding Class A Shares in any filings with the Securities Exchange Commission.  Together with shares of the Class B Common Stock,  $.01 par value, of the Company (the “Class B Shares”) which are held by the Reporting Persons and disclosed in a separate Schedule 13D filed simultaneously with this schedule, the Reporting Persons beneficially own a majority of the voting power represented by all of the issued and outstanding Class A Shares and Class B Shares voting together as a single class.

Each Reporting Person’s interest in Class A Shares is as set forth below:

Reporting Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power
	Number of Class A Shares	% of Outstanding Class A Shares(1)	Number of Class A Shares	% of Outstanding Class A Shares(1)
Marc S. Hermelin	294,627 (2)	.8%	2,526,062 (3)	6.7%
Lawrence Brody	-	-	2,447,847 (4)	6.5%
David S. Hermelin	30,375 (5)	.1%	1,447,535 (6)	3.8%
Arnold L. Hermelin	306,539.8%		1,000,312 (7)	2.7%
Thomas R. Corbett	62,371 (8)	.2%	-	-
Greg D. Kenley	-	-	116,677 (9)	.3%
Lisa M. Kenley	-	-	116,677 (9)	.3%
Joshua L. Hermelin	100	-	116,147 (10)	.3%

CUSIP No. 482 740 20 6	Schedule 13D	Page 11 of 15 Pages

(1)  The percentages of outstanding Class A Shares disclosed in this Item 5 with respect to Reporting Persons other than David S. Hermelin or Marc S. Hermelin are based on a total of 37,716,249 Class A Shares issued and outstanding as of September 11, 2009, the last date for which the Company has disclosed the number of outstanding Class A Shares in any filings with the Securities Exchange Commission.  The percentages of outstanding Class A Shares disclosed in this Item 5 with respect to Marc S. Hermelin and David S. Hermelin are based on a total of 37,731,249 Class A Shares issued and outstanding as of September 11, 2009, which includes 15,000 Class A Shares which each of them has the right to acquire within the next 60 days pursuant to an option granted by the Company.

(2)  The number of Class A Shares over which Marc S. Hermelin has sole voting and dispositive power includes:

(i)
67,500 Class A Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power solely by virtue of his control over the general partner of a limited partnership holding such shares,

(ii)
20,000 Class A Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power solely by virtue of his status as the general partner of a limited partnership holding such shares,

(iii)
94,280 Class A Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power, not individually, but solely by virtue of his status as trustee of a charitable trust holding such shares, and

(iv)	15,000 Class A Shares not held by Marc S. Hermelin, but which he has the right to acquire within the next 60 days pursuant to an option granted by the Company.

CUSIP No. 482 740 20 6	Schedule 13D	Page 12 of 15 Pages

Marc S. Hermelin disclaims beneficial ownership of the Class A Shares described in clauses (i) through (v) of this footnote (2) except to the extent of his pecuniary interest therein.

(3)  Consists of (i) 2,447,847 Class A Shares over which Marc S. Hermelin has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of each of the 1973 Trusts and (ii) 78,215 Class A Shares beneficially owned by Marc S. Hermelin’s spouse, Sarah Weltscheff, over which Marc S. Hermelin may be deemed to have shared voting power.  Sarah Weltscheff was employed by the Company as Senior Vice President, Human Resource Management and Corporate Communications until 2008.  Her business address is P.O. Box 440148, St. Louis, Missouri 63144.  She is a citizen of the United States and during the last five years has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.  Marc S. Hermelin disclaims beneficial ownership of the Class A Shares described in this footnote (3) except to the extent of his pecuniary interest therein.

(4)  Consists of Class A Shares over which Lawrence Brody has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of each of the 1973 Trusts.  Lawrence Brody has no pecuniary interest in any of the Class A Shares reported in this footnote (4) or any other Class A shares reported in this filing and disclaims beneficial ownership of all of the shares reported hereunder.

(5)  Consists of (i) 15,375 Class A Shares held by David S. Hermelin and (ii) 15,000 Class A Shares not held by David S. Hermelin, but which he has the right to acquire within the next 60 days pursuant to an option granted by the Company.

(6)  Consists of 956,036 Class A Shares held by the Marc Trust and 491,499 Class A Shares held by the Minnette Trust over which David S. Hermelin has shared voting and dispositive power.

(7)  Consists of Class A Shares over which Arnold L. Hermelin has shared voting and dispositive power as a co-trustee of the Arnold Trust.  Arnold L. Hermelin disclaims beneficial ownership of the Class A Shares described in this footnote (7) except to the extent of his pecuniary interest therein.

(8)  Consists of (i) 33,500 Class A Shares over which Thomas Corbett has sole voting and dispositive power, not individually but solely in his capacity as trustee of the Yosef Trust and (ii) 28,871 Class A Shares over which Thomas Corbett has sole voting and dispositive power, not individually but solely in his capacity as trustee of the 1971 Trusts.  Thomas Corbett has no pecuniary interest in any of the Class A Shares reported in this footnote (8) or any other Class A shares reported in this filing and disclaims beneficial ownership of all of the shares reported hereunder.

CUSIP No. 482 740 20 6	Schedule 13D	Page 13 of 15 Pages

(9)  Consists of (i) 116,147 Class A Shares over which Greg D. Kenley, Lisa M. Kenley and Joshua L. Hermelin have shared voting and dispositive power, not individually but solely in their respective capacities as co-trustees of the Jacob Trust and (ii) 530 Class A Shares held in joint tenancy by Greg and Lisa M. Kenley.  Greg D. Kenley and Lisa M. Kenley have no pecuniary interest in any of the Class A Shares described in clause (i) of this footnote (9) and disclaim beneficial ownership of such shares.

(10)  Consists of 116,147 Class A Shares over which Greg D. Kenley, Lisa M. Kenley and Joshua L. Hermelin have shared voting and dispositive power, not individually but solely in their respective capacities as co-trustees of the Jacob Trust.  Joshua L. Hermelin has no pecuniary interest in any of the Class A Shares described in this footnote (10) and disclaims beneficial ownership of such shares.

Except to the extent a Reporting Person may have a pecuniary interest therein, each of the Reporting Persons disclaims beneficial ownership of any Class A Shares reported as beneficially owned by any other Reporting Person on this Schedule 13D.

No Reporting Person has engaged in any transactions with respect to Class A Shares during the past sixty days.

2.  Item 6 of the Original Filing is hereby amended and supplemented with the following:

A.            Written Consent.    On December 10, 2009, the Reporting Persons delivered to the Company a request that the board of directors of the Company fix a record date with respect to an Action by Written Consent of Stockholders (the “Written Consent”) which the Reporting Persons intend to execute and deliver to the Company pursuant to Section 228 of the Delaware General Corporation Law.

The Written Consent will, if so executed and delivered, (i) remove Ronald Kanterman, or any successor to Ronald Kanterman, if applicable, as a director of the Company, due to Mr. Kanterman’s employment with the Company having ended, and (ii) elect John Sampson as a director of the Company, to fill the vacancy created by the removal of Ronald Kanterman, or any successor to Ronald Kanterman, if applicable, to hold such office until the next annual meeting of the stockholders of the Company and until John Sampson’s successor has been duly elected and qualified.

John Sampson has more than 30 years of direct applicable experience in the pharmaceutical industry, including extensive pharmaceutical expertise in branded drug development, branded drug marketing, drug delivery systems, corporate and business development, manufacturing and extensive clinical and regulatory experience.  Mr. Sampson ran 3M’s pharmaceuticals division prior to divesting the division into three different companies.  Mr. Sampson is expected to add much needed expertise to the board of directors of the Company in most functional areas of the Company’s business and contribute significantly to the Company’s return to profitability and growth.  Mr. Sampson is recognized as a creative problem solver with extensive international industry relationships.

CUSIP No. 482 740 20 6	Schedule 13D	Page 14 of 15 Pages

Mr. Terry Hatfield, the Company’s board of directors Chairman and Chair of the Nominating and Governance Committee, has been complimentary of Mr. Sampson and has communicated that he and many of the directors of the Company who met Mr. Sampson believe that Mr. Sampson would make a very effective director for the Company.

The foregoing description of the Written Consent is qualified in its entirety by the copy of the full Written Consent which filed as Exhibit 2 to this schedule and incorporated herein by this reference.

The Reporting Persons may be deemed to be a “group” as such term is defined in Section 13d of the Exchange Act; provided, however, that except for their intent to cooperate in filing the Second Written Consent, presently none of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to any future actions, including any further written consents or votes at meetings of stockholders.

B.           Certain Options.  (i) Marc S. Hermelin holds an option to purchase 15,000 shares of Class A Common Stock, par value $.01 per share, of the Company, which is presently exercisable with respect to 11,250 shares of Class A Common Stock and (ii) David S. Hermelin holds an option to purchase 15,000 Class A Shares, which is presently exercisable with respect to 11,250 Class A Shares.  Such options were granted to Marc S. Hermelin and David S. Hermelin under the Company’s 2001 Incentive Stock Option Plans.  Each of such options vests twenty-five percent per calendar quarter.

3.  Item 7 of the Original Filing is hereby amended and supplemented with the following:

1	Joint Filing Agreement, dated December 15, 2009
2	Form of proposed Written Consent

CUSIP No. 482 740 20 6	Schedule 13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2009

/s/ Marc S. Hermelin
Marc S. Hermelin

/s/ Arnold L. Hermelin
Arnold L. Hermelin

/s/ David S. Hermelin
David S. Hermelin

/s/ Lawrence Brody
Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined in this Schedule 13D)

/s/ Greg D. Kenley
Greg D. Kenley

/s/ Lisa M. Kenley
Lisa M. Kenley

/s/ Joshua L. Hermelin
Joshua L. Hermelin

/s/ Thomas R. Corbett
Thomas R. Corbett, not individually but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined in this Schedule 13D)